Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS

PROPERTY AND LAND LEASES

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 30 December 2019 (after trading hours), the Company renewed the Property and Land Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2020 to 31 December 2022.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Property and Land Lease Framework Agreement (after aggregation with the CSA Building Asset Lease Agreement and the Asset Lease Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property and Land Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 30 December 2019 (after trading hours), the Company renewed the Property and Land Lease Framework Agreement with CSAH for a term of three years commencing from 1 January 2020 to 31 December 2022.

1. PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 16 December 2016 and 23 December 2016 in relation to, among other matters, the Existing Property and Land Lease Framework Agreement.

As the Existing Property and Land Lease Framework Agreement shall soon expire by the end of 2019 and the transactions contemplated under the Existing Property and Land Lease Framework Agreement shall continue to be entered into, the Company and CSAH have entered into the new Property and Land Lease Framework Agreement on 30 December 2019 (after trading hours) relating to the renewal of the Existing Property and Land Lease Framework Agreement to enter into the property and land leases transactions contemplated thereunder for the lease term from 1 January 2020 to 31 December 2022.

Subject Matter

Pursuant to the Property and Land Lease Framework Agreement, CSAH agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The details of which are set out in the tables below:

(i) Properties, Facilities and Other Infrastructure Leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate floor area (square meter)	Aggregate annual rental (RMB ’0,000)
Properties
Beijing	3	Ticket office and office	10,752.63	1,451.15
Shenyang	33	Warehouse, office and garage	60,647.67	990.47
Dalian	13	Office, garage, warehouse and residential	33,742.68	1,132.42
Chaoyang	1	Office	461.13	3.19
Harbin	29	Dormitory, garage, substation, office, warehouse, factory, hanger, ticket office and others	34,067.77	409.38
Changchun	6	Canteen, office, garage, residential and commercial	6,514.00	67.34
Jilin	1	Commercial	653.49	27.45
Urumqi	11	Workshop, office, dormitory, food and beverage, duty office, warehouse and ticket office	9,914.18	133.60
Bishkek	1	Residential	534.10	19.23
Facilities and other infrastructure
Harbin	57	Structures (e.g. drainage and pipes, heating, hanger, septic tank, manhole, boiler room, garage and others)	—	16.57
Dalian	11	Structures (e.g. electric cable, running water, concrete and others)	—	45.24
Changchun	1	Structures (e.g. welded pipe)	—	4.91

(ii) Lands Leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate site area (square meter)	Aggregate annual rental (RMB ‘0,000)
Shenyang	14	Land	138,927.89	616.65
Dalian	1	Land	14,403.40	138.62
Chaoyang	1	Land	461.13	0.68
Harbin	9	Civil aviation, office, commercial and residential	255,761.20	1,752.53
Changchun	2	Commercial and aviation	46,056.35	335.63
Urumqi	13	Transportation and industrial	558,316.23	2,533.52

Annual Rental

In respect of the annual rental for the property and land to be leased pursuant to the Property and Land Lease Framework Agreement stated in the tables above, CSAH has engaged Shenzhen Shilian Land Appraisal Co., Limited (深圳市世聯土地房地產評估有限公司) to conduct rental assessments of the list of properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement and to provide the Rental Assessment Results. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, facilities, infrastructure and lands and adjusted with reference to the Rental Assessment Results. In addition, CSAH agreed that the annual rental shall not be higher than the prevailing market rental for properties, facilities, infrastructure and lands located at similar locations. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company. In addition, the list and scope of the properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement have been reviewed and adjusted by the Company based on the actual leasing requirement.

The assets involved in the assessment can be divided into three categories: the first category is the purchased commercial houses, which are mainly residences and shops located in the central area of a city; the second category is self-built houses located in city center, which were mainly used as hotels, ticket offices and office buildings in the early days; the third category is the land in the airport area, the airport supporting structures, and the aviation supporting houses. A market approach was applied to the first category of the purchased commercial houses and the second category of the self-built houses in the city center since the ownership of houses and land is clear, and there are sufficient referential cases of rental transactions from the active real estate market in the area where the two types of housing are located in. The third category is the assets in the airport area. There are various types of such assets, including land, property, structures, pipelines and grooves, and it was assessed with an income approach according to the actual situation due to the special circumstances brought by some historical reasons, such as incomplete property rights, separate housing and land and the inactive rental market in the airport area. The above standard for determining the rental is based on normal commercial terms in accordance with market rules and after arm’s length negotiation, the pricing is reasonable, and the agreement conforms to fair market conditions.

Historical Figures and Value of the Right-of-use Asset

As disclosed in the announcement of the Company dated 16 December 2016, the maximum annual aggregate amount of rent payable by the Company to CSAH under the Existing Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 is RMB130 million.

The previous annual rental paid to CSAH by the Company under the Existing Property and Land Lease Framework Agreement for the two years ended 31 December 2018 and the 11 months ended 30 November 2019 are as follows:

Historical Annual Rental for	For the year ended 31 December				For the 11 months ended 30 November
	2017		2018		2019 (unaudited)
The Existing Property and Land Lease Framework Agreement	RMB	100,281,400	RMB	98,758,100	RMB	97,905,761.9

The annual aggregate amount of rent payable by the Company to CSAH under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2020, 2021 and 2022 is RMB96.78 million, which was determined with reference to the Rental Assessment Results.

The Group firstly adopted IFRS 16—“Leases” as at 1 January 2019, which forms part of the financial reporting standards applicable to the Group. Based on IFRS 16, which is the latest applicable financial reporting standard, each of the Proposed Transactions should be classified as a one-off connected transaction of the Company. According to IFRS 16, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, each of the Proposed Transactions should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the Proposed Transaction is RMB259,335,413.67 (the “Value of the Right-of-use Asset”). The aggregate amount of lease liability recognised under the Proposed Transactions shall be the same as the Value of the Right-of-use Asset recognised. The Value of the Right-of-use Asset will be amortised over the lease period.

Reasons for and the Benefits of Entering into the Property and Land Lease Framework Agreement

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Property and Land Lease Framework Agreement are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Property and Land Lease Framework Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar buildings, facilities, infrastructure and lands at similar locations. As these buildings, facilities, infrastructure and lands are necessary for the business operation of the Company, it is necessary for the Company to enter into the Property and Land Lease Framework Agreement in terms of continuing a long-term cooperation with CSAH and the convenience of accessing these buildings, facilities, infrastructure and lands.

4. LISTING RULES IMPLICATIONS

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 50.54% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Property and Land Lease Framework Agreement constitute connected transactions for the Company under the Listing Rules.

The Board (including the independent non-executive Directors) considers that the terms of the Property and Land Lease Framework Agreement and the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

As previously announced on 19 January 2018, the Company and GSAC entered into the CSA Building Asset Lease Agreement, pursuant to which GSAC agreed to lease certain offices and parking lots in CSA Building for a term of three years commencing from 19 January 2018 to 18 January 2021. Further, as previously announced on 26 January 2018, the Company and CSAH entered into a new Asset Lease Agreement, pursuant to which CSAH continued to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Zhanjiang, Changsha and Nanyang for the term of three years from 1 January 2018 to 31 December 2020. Pursuant to rule 14A.81 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Property and Land Lease Framework Agreement will be aggregated with the lease transactions contemplated under the CSA Building Asset Lease Agreement and the Asset Lease Agreement.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Property and Land Lease Framework Agreement (after aggregation with the CSA Building Asset Lease Agreement and the Asset Lease Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property and Land Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun, and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Property and Land Lease Framework Agreement and the transactions contemplated thereunder. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

5. GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

6. DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Asset Lease Agreement”	the asset lease agreement dated 26 January 2018 entered into between the Company and CSAH for a term of three years from 1 January 2018 to 31 December 2020

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSA Building”	China Southern Air Building (中國南方航空大廈) located at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC, developed by GSAC

“CSA Building Asset Lease Agreement”	the CSA Building asset lease agreement dated 19 January 2018 entered into between the Company and GSAC for a term of three years from 19 January 2018 to 18 January 2021

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 16 December 2016 entered into between the Company and CSAH for a term of three years from 1 January 2017 to 31 December 2019

“Group”	the Company and its subsidiaries

“GSAC”	Guangzhou Southern Airlines Construction Company Limited, a wholly-owned subsidiary of CSAH

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 30 December 2019 entered into between the Company and CSAH for a term of three years from 1 January 2020 to 31 December 2022

“Proposed Transactions”	the proposed lease transactions contemplated under the Property and Land Lease Framework Agreement whereby the Company would (i) lease certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company

“Rental Assessment Results”	the results of the rental assessment of the list of properties, facilities, infrastructure and lands contemplated under the Property and Land Lease Framework Agreement conducted by Shenzhen Shilian Land Appraisal Co., Limited (深圳市世聯土地房地產評估有限公司) dated 26 July 2019 and 16 November 2019

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board of
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 December 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.